UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Silicon Image, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

82705T102
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82705T102

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,714,370
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,714,370
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82705T102

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,297,482
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,297,482
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,297,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82705T102

1	NAME OF REPORTING PERSON Engaged Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,714,370
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,714,370
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82705T102

1	NAME OF REPORTING PERSON Engaged Capital I Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,714,370
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,714,370
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 82705T102

1	NAME OF REPORTING PERSON Engaged Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,297,482
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,297,482
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,297,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82705T102

1	NAME OF REPORTING PERSON Engaged Capital II Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,297,482
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,297,482
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,297,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 82705T102

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,011,852
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,011,852
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,011,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 82705T102

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,011,852
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,011,852
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,011,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 82705T102

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,011,852
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,011,852
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,011,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82705T102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Silicon Image, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1140 East Arques Ave., Sunnyvale, California 94085.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Engaged Capital Master Feeder I, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master I”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Master Feeder II, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master II”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital I, LP, a Delaware limited partnership (“Engaged Capital I”), as a feeder fund of Engaged Capital Master I;

(iv)	Engaged Capital I Offshore, Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore”), as a feeder fund of Engaged Capital Master I;

(v)	Engaged Capital II, LP, a Delaware limited partnership (“Engaged Capital II”), as a feeder fund of Engaged Capital Master II;

(vi)	Engaged Capital II Offshore Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore II”), as a feeder fund of Engaged Capital Master II;

(vii)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment advisor of each of Engaged Capital Master I and Engaged Capital Master II;

(viii)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and

(ix)	Glenn W. Welling, as the managing member and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 82705T102

(b)           The address of the principal office of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Offshore and Engaged Capital Offshore II is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of each of Engaged Capital Offshore and Engaged Capital Offshore II and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of each of Engaged Capital Master I and Engaged Capital Master II is investing in securities.  Each of Engaged Capital I and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Master I.  Each of Engaged Capital II and Engaged Capital Offshore II is a private investment partnership that serves as a feeder fund of Engaged Capital Master II.  Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, Engaged Capital Offshore, Engaged Capital II and Engaged Capital Offshore II. Engaged Capital is also the general partner of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, and Engaged Capital II. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder, Managing Member and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of each of Engaged Capital Offshore and Engaged Capital Offshore II.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Offshore and Engaged Capital Offshore II are organized under the laws of the Cayman Islands.  Engaged Capital I, Engaged Capital II, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware.  Mr. Welling is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Master I and Engaged Capital Master II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,714,370 Shares beneficially owned by Engaged Capital Master I is approximately $8,968,829.43, excluding brokerage commissions. The aggregate purchase price of the 2,297,482 Shares beneficially owned by Engaged Capital Master II is approximately $11,976,724.51, excluding brokerage commissions.

CUSIP NO. 82705T102

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 22, 2014, the Reporting Persons delivered a letter to the Board of Directors of the Issuer (the “Board”). In the letter, among other things, the Reporting Persons highlighted that the Issuer trades at 48%-116% discount to the sum-of-its-parts valuation.  The Reporting Persons have identified significant unrealized value and a robust balance sheet obscured by a bloated cost structure that is approximately 2000bps higher than the Issuer’s peers. The letter also noted that the Issuer’s valuable 60 GHz assets are not properly reflected in the current market value and act as a drag on earnings.  The Reporting Persons called on the Board to immediately act to cut costs, aggressively repurchase shares, and take action to unlock the value of the Issuer’s assets. A copy of the Reporting Persons’ letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

 (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 77,654,832 Shares outstanding as of October 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

As of the close of business on December 22, 2014, Engaged Capital Master I beneficially owned 1,714,370 Shares, constituting approximately 2.2% of the Shares outstanding. Each of Engaged Capital I and Engaged Capital Offshore, as feeder funds of Engaged Capital Master I, may be deemed to beneficially own the 1,714,370 Shares owned by Engaged Capital Master I, constituting approximately 2.2% of the Shares outstanding.

CUSIP NO. 82705T102

As of the close of business on December 22, 2014, Engaged Capital Master II beneficially owned 2,297,482 Shares, constituting approximately 3.0% of the Shares outstanding.  Each of Engaged Capital II and Engaged Capital Offshore II, as feeder funds of Engaged Capital Master II, may be deemed to beneficially own the 2,297,482 Shares owned by Engaged Capital Master II, constituting approximately 3.0% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Master I and Engaged Capital Master II, may be deemed to beneficially own the 4,011,852 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.2% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 4,011,852 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.2% of the Shares outstanding.  Mr. Welling, as the managing member and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 4,011,852 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.2% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their respective positions with Engaged Capital Master I, each of Engaged Capital I, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master I.

By virtue of their respective positions with Engaged Capital Master II, each of Engaged Capital II, Engaged Capital Offshore II, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master II.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 23, 2014 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 82705T102

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Engaged Capital Master Feeder I, LP, Engaged Capital Master Feeder II, LP, Engaged Capital I, LP, Engaged Capital I Offshore, Ltd., Engaged Capital II, LP, Engaged Capital II Offshore Ltd., Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling, dated December 23, 2014.

99.2	Letter to the Board, dated December 22, 2014

CUSIP NO. 82705T102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2014

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

CUSIP NO. 82705T102

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital II Offshore Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

CUSIP NO. 82705T102

SCHEDULE A

Directors and Officers of Engaged Capital I Offshore, Ltd. and Engaged Capital II Offshore Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

____________________
*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 82705T102

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ENGAGED CAPITAL MASTER FEEDER I, LP

Sale of Common Stock	(21,516)	7.1143	12/10/2014
Sale of Common Stock	(10,656)	7.1072	12/10/2014
Sale of Common Stock	(35,000)	7.1085	12/10/2014
Sale of Common Stock	(4,266)	7.0050	12/10/2014
Sale of Common Stock	(36,295)	6.9801	12/11/2014
Sale of Common Stock	(11,500)	7.0105	12/11/2014
Purchase of Common Stock	20,465	5.0000	12/19/2014
Purchase of Common Stock	65,667	5.2152	12/19/2014
Purchase of Common Stock	146,308	4.9349	12/19/2014
Purchase of Common Stock	8,589	5.1582	12/19/2014
Purchase of Common Stock	5,113	5.1065	12/19/2014
Purchase of Common Stock	1,080	5.1055	12/19/2014
Purchase of Common Stock	6,400	5.1268	12/19/2014
Purchase of Common Stock	35,230	4.8779	12/19/2014

ENGAGED CAPITAL MASTER FEEDER II, LP

Purchase of Common Stock	20,000	5.4294	11/20/2014
Purchase of Common Stock	7,000	5.4235	11/20/2014
Purchase of Common Stock	30,000	5.4051	11/20/2014
Purchase of Common Stock	18,000	5.3462	11/20/2014
Purchase of Common Stock	4,900	5.4862	11/20/2014
Purchase of Common Stock	14,800	5.4719	11/21/2014
Sale of Common Stock	(5,484)	7.1143	12/10/2014
Sale of Common Stock	(14,344)	7.1072	12/10/2014
Sale of Common Stock	(5,734)	7.0050	12/10/2014
Sale of Common Stock	(48,496)	6.9801	12/11/2014
Sale of Common Stock	(22,000)	7.0105	12/11/2014
Purchase of Common Stock	2,220	5.1055	12/19/2014
Purchase of Common Stock	45,700	4.8779	12/19/2014
Purchase of Common Stock	11,759	5.1582	12/19/2014
Purchase of Common Stock	195,300	4.9349	12/19/2014
Purchase of Common Stock	88,500	5.2152	12/19/2014
Purchase of Common Stock	8,449	5.1065	12/19/2014
Purchase of Common Stock	29,535	5.0000	12/19/2014
Purchase of Common Stock	4,200	5.1268	12/19/2014